PARADIGM OIL AND GAS CORPORATION
2701 Gulf Blvd., Indian Rocks Beach, Florida  33785
Telephone:  (727) 595-8101

June 2, 2014

VIA EDGAR

A.N. Parker
H. Roger Schwall Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:

Re:	Paradigm Oil and Gas, Inc.
Application for Withdrawal on Form RW
Registration Statement on Form 10 (File No. 000-55171)

Dear Division of Corporation Finance:

Paradigm Oil and Gas, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof, being June 2, 2014, of the Company’s Registration Statement on Form 10 (File No. 000-55171) under the Securities Exchange Act of 1934, as amended, together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2014  (the “Registration Statement”).  This registration statement was scheduled for effectiveness on June 3, 2014.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective.  The Company is in the process of completing a new audit and business review with new legal counsel.  The Company intends to file a new, initial Registration Statement on Form 10 with the Commission once the Company completes its audit and legal review.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Company receives notice from the Commission that this application will not be granted.  Please direct questions or comments with respect to this matter to our outside legal counsel:

Paul W. Richter, Esq.
PW Richter, plc
3901 Dominion Townes Circle
Richmond, Virginia 23223
Telephone: 804.644.2182
Cell: 703.725.7299
Email: prosage@comcast.net

Sincerely,
/s/ Vince Vellardita

Vince Vellardita, Chief Executive Officer